Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTIONS

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS

SUBSCRIPTION OF EVERBRIGHT PRODUCTS

We refer to the Company’s Announcement on September 13, 2023 in relation to, among other things, the subscription of Everbright Product No.3 in the principal amount of RMB2 billion with Everbright Wealth Management by Tianjin Lianjia, a wholly-owned subsidiary of the Company.

The Company, through its wholly-owned subsidiary, Tianjin Lianjia, further subscribed for (i) Everbright Product No.4 in the principal amount of RMB1 billion with Everbright Wealth Management on October 18, 2023; (ii) Everbright Product No.5 in the principal amount of RMB0.45 billion with Everbright Wealth Management on November 28, 2023; and (iii) Everbright Product No.6 in the principal amount of RMB1.2 billion with Everbright Wealth Management on February 20, 2024. The subscription of Everbright Product No.4 and Everbright Product No.5, on a standalone or aggregation basis, did not constitute discloseable transactions of the Company.

HONG KONG LISTING RULES IMPLICATIONS

As (i) Everbright Product No.3, Everbright Product No.4, Everbright Product No.5 and Everbright Product No.6 were issued by Everbright Wealth Management and (ii) at the time of the subscription of Everbright Product No.6, Everbright Product No.3, Everbright Product No.4 and Everbright Product No.5 remain outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, those transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as (i) the highest applicable percentage ratio (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the aggregated transaction amounts of the subscription of Everbright Product No. 4, Everbright Product No. 5 and Everbright Product No. 6 exceeds 5% but is below 25%, and (ii) all applicable percentage ratios in respect of the aggregated transaction amounts of the subscription of Everbright Product No. 3, Everbright Product No. 4, Everbright Product No. 5 and Everbright Product No. 6 are below 25%, the subscription of Everbright Product No. 6 constitutes a discloseable transaction of the Company and is subject to the notification and announcement requirements under the Hong Kong Listing Rules.

BACKGROUND

We refer to the Company’s Announcement on September 13, 2023 in relation to, among other things, the subscription of Everbright Product No.3 in the principal amount of RMB2 billion with Everbright Wealth Management by Tianjin Lianjia, a wholly-owned subsidiary of the Company.

The Company, through its wholly-owned subsidiary, Tianjin Lianjia, further subscribed for (i) Everbright Product No.4 in the principal amount of RMB1 billion with Everbright Wealth Management on October 18, 2023; (ii) Everbright Product No.5 in the principal amount of RMB0.45 billion with Everbright Wealth Management on November 28, 2023; and (iii) Everbright Product No.6 in the principal amount of RMB1.2 billion with Everbright Wealth Management on February 20, 2024. The subscription of Everbright Product No.4 and Everbright Product No.5, on a standalone or aggregation basis, did not constitute discloseable transactions of the Company.

EVERBRIGHT PRODUCT NO.4, EVERBRIGHT PRODUCT NO.5 AND EVERBRIGHT PRODUCT NO.6

The principal terms of the subscription of Everbright Product No.4, Everbright Product No.5 and Everbright Product No.6 are set out as follows:

Product Name:	Sunshine Jinfengli Zhenxiang No. C034 (陽光金豐利臻享C034 期)	Sunshine Jinfengli Zhenxiang No. C036 (陽光金豐利臻享C036 期)	Sunshine Jinfengli Zhenxiang No. C040 (陽光金豐利臻享C040 期)

Date of Subscription:	October 18, 2023	November 28, 2023	February 20, 2024

Issuer:	Everbright Wealth Management

Subscriber:	Tianjin Lianjia

Subscription Amount:	RMB1 billion	RMB0.45 billion	RMB1.2 billion

Term of Product:	180 days (October 19, 2023 to April 16,2024)	181 days (November 29, 2023 to May 28,2024)	180 days (February 22, 2024 to August 20,2024)

Type of Investment Return:	Non-principal guaranteed with floating return

Risk Level of Product (Internal Risk Assessment by the Issuer):	Relatively low risk

Annualized Rate of Return of Product Expected by the Company:	2.90%	2.90%	3.10%

Right of Early Termination or Redemption:	The Group has no right of early termination or redemption as long as the major terms remain unchanged

The subscription for the Everbright Products is financed with the self-owned funds of the Group.

REASONS FOR SUBSCRIPTION OF EVERBRIGHT PRODUCTS AND THEIR BENEFITS TO THE COMPANY

The Board believes that using temporary idle funds reasonably and effectively will enhance the capital gain of the Company, which is consistent with the core objectives of the Company to ensure capital safety and liquidity and meet the capital needs of the Group’s daily operations. The risk associated with subscription of Everbright Products is relatively low, while the Company can enjoy a relatively higher return from investments in Everbright Products after comparing quotes from different issuers.

The Directors consider that the terms of subscription of Everbright Products are fair and reasonable, on normal commercial terms or better, and are in the interests of the Company and its shareholders as a whole.

INFORMATION OF THE PARTIES INVOLVED

The Company is an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018. The Company is a leading integrated online and offline platform for housing transactions and services, and a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services.

Tianjin Lianjia is a company incorporated in the PRC. It is a wholly-owned subsidiary of the Company and is mainly engaged in investment holding.

Everbright Wealth Management is a bank financial subsidiary wholly-owned by China Everbright Bank Company Limited, a licensed bank incorporated under the laws of the PRC listed on the Stock Exchange (stock code: 6818) and the Shanghai Stock Exchange (stock code: 601818). The business scope of Everbright Wealth Management mainly covers issuing wealth management products to the public and investing and managing the investors’ assets as trustee, issuing wealth management products to qualified investors and investing and managing the investors’ assets as trustee, and financial advisory and consulting services, etc.

To the best of Directors’ knowledge, information and belief after making all reasonable enquiries, Everbright Wealth Management and its ultimate beneficial owner are third parties independent of the Group and its connected persons.

HONG KONG LISTING RULES IMPLICATIONS

As (i) Everbright Product No.3, Everbright Product No.4, Everbright Product No.5 and Everbright Product No.6 were issued by Everbright Wealth Management and (ii) at the time of the subscription of Everbright Product No.6, Everbright Product No.3, Everbright Product No.4 and Everbright Product No.5 remain outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, those transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as (i) the highest applicable percentage ratio (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the aggregated transaction amounts of the subscription of Everbright Product No. 4, Everbright Product No. 5 and Everbright Product No. 6 exceeds 5% but is below 25%, and (ii) all applicable percentage ratios in respect of the aggregated transaction amounts of the subscription of Everbright Product No. 3, Everbright Product No. 4, Everbright Product No. 5 and Everbright Product No. 6 are below 25%, the subscription of Everbright Product No. 6 constitutes a discloseable transaction of the Company and is subject to the notification and announcement requirements under the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“Announcement”	the announcement of the Company dated September 13, 2023 in relation to, among other things, the subscription of Everbright Product No.3 by Tianjin Lianjia

“Board”	the board of Directors

“Company”	KE Holdings Inc.

“Director(s)”	the director(s) of the Company

“Everbright Product No.3”	Sunshine Jinfengli Zhenxiang No. C031 (陽光金豐利臻享 C031 期)

“Everbright Product No.4”	Sunshine Jinfengli Zhenxiang No. C034 (陽光金豐利臻享 C034 期)

“Everbright Product No.5”	Sunshine Jinfengli Zhenxiang No. C036 (陽光金豐利臻享 C036 期)

“Everbright Product No.6”	Sunshine Jinfengli Zhenxiang No. C040 (陽光金豐利臻享 C040 期)

“Everbright Products”	Everbright Product No.3, Everbright Product No.4, Everbright Product No.5 and Everbright Product No.6, collectively

“Everbright Wealth Management”	Everbright Wealth Management Co., Ltd. (光大理財有限責任公司), a company incorporated in the PRC and a wholly-owned subsidiary of China Everbright Bank Company Limited

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto in the Hong Kong Listing Rules

“Tianjin Lianjia”	Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), a wholly-owned subsidiary of the Company as of the date of this announcement

“%”	per cent

By Order of the Board

KE Holdings Inc. Yongdong Peng

Chairman and Chief Executive Officer

Hong Kong, February 20, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.